19245 10th Avenue Northeast
Poulsbo, WA  98370-7456
(360) 697-6626
(360) 697-1156 FAX




                                                       Filed via EDGAR Corresp


April 18, 2008

United States Securities and Exchange Commission
Attn: Linda Cverkel, Esq.
Mail Stop 3561
Washington, DC 20549

         Re:      Pope Resources
                  Comment Letter dated April 17, 2008
                  SEC File No. 1-09035

Dear Ladies & Gentlemen:

This letter confirms our discussion of April 17, 2008 in which your office consented to our request to file our response to the above captioned comment letter on or before May 27, 2008, and constitutes our undertaking to file on or prior to that date.

Please contact me at (360) 697-6626 with any questions or for additional discussion.

Yours truly,

/s/Thomas M. Ringo

Thomas M. Ringo
Chief Financial Officer